Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of Prime Acquisition Corp. (the “Company”) on Form F-1, File No. 333-212397 of our report dated May 2, 2016 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Prime Acquisition Corp. as of December 31, 2015 and 2014 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 22, 2016